KNIGHTSBRIDGE RESOURCES INC.
South Lodge, Paxhill Park, Lindfield
West Sussex, United Kingdom RH16 2QY
(011) (44) (1444) 220 210

September 20, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:   Knightsbridge Resources Inc.
         Form SB-2 Registration Statement
         Registration No. 333-145992

Ladies and Gentlemen:

     Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Knightsbridge Resources Inc. (the “Company”) hereby requests that its Form SB-2 Registration Statement filed with the SEC on September 12, 2007, be withdrawn.

     The Form SB-2 Registration Statement is being withdrawn because the Company has decided not to proceed with a public offering of its securities at this time or in the future.

     The Company confirms that no securities have been offered, sold or issued by it in connection with its proposed public offering.

Yours truly,

Knightsbridge Resources Inc.

BY:   RON SCHMITZ
         Ron Schmitz, President

RS: jn

cc: Conrad C. Lysiak